FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2004

Commission File Number: 000-30684

BOOKHAM TECHNOLOGY PLC

(Exact name of registrant as specified in its charter)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On April 5, 2004, Bookham Technology plc (the “Company”) issued a press release announcing that it had appointed a senior vice president of the Company’s worldwide sales organization.  A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On April 21, 2004, the Company issued a press release announcing that it would announce its first quarter results for the period to April 4, 2004 on May 5, 2004.  A copy of this press release is attached hereto as Exhibit 99.2 and is incorporated by reference.

On April 21, 2004, the Company issued a press release announcing that it had received the Gold Supplier of the Year Award from Huawei.  A copy of this press release is attached hereto as Exhibit 99.3 and is incorporated by reference.

Exhibits

99.1	Press Release issued on April 5, 2004.

99.2	Press Release issued on April 21, 2004.

99.3	Press Release issued on April 21, 2004.90

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC

Date: May 17, 2004	By:	Giorgio Anania
Name: Giorgio Anania
Title: Chief Executive Officer

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Exhibit Number	Description

99.1	Press Release issued on April 5, 2004.

99.2	Press Release issued on April 21, 2004.

99.3	Press Release issued on April 21, 2004.